September 19, 2019
Via E-mail
Kirt Gardner
Chief Financial Officer
UBS Group AG
Bahnhofstrasse 45, CH-8001
Zurich
Switzerland

       Re:    UBS Group AG
              UBS AG
              Forms 20-F for the Fiscal Year Ended December 31, 2018 Filed March 15, 2019
              File Nos. 1-36764 and 1-15060

Dear Mr. Gardner:

        We refer you to our comment letter dated September 3, 2019 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Todd Tuckner, Controller
       UBS Group AG

       Pamela Long
       Assistant Director